

July 15, 2010

Mr. Adrian Sarbu
President and Chief Executive Officer
Central European Media Enterprises Ltd.
Mintflower Place, 4th Floor
8 Par-La-Ville Rd.
Hamilton, Bermuda HM 08 Bermuda

> **RE: Central European Media Enterprises Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 15, 2010**
> **File No. 000-24796**

Dear Mr. Sarbu:

    We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director